Exhibit 99.1

Third Quarter 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Third Quarter Highlights

Perifosine

•                  July 14, 2010: Perifosine receives orphan-drug designation by the United States Food and Drug Administration (“FDA”) for the treatment of neuroblastoma, a cancer of the nervous system affecting mostly children and infants.

AEZS-108

•                  August 5, 2010: Announcement that a clinical investigator had been awarded a grant from the National Institutes of Health (“NIH”) for a Phase 1/2 study in advanced refractory prostate cancer with AEZS-108.

Solorel

•                  July 14, 2010: Presentation at the Seventh International Congress of Neuroendocrinology in Rouen, France, of an abstract on Solorel, an oral synthetic ghrelin receptor agonist, as a diagnostic test for Adult Growth Hormone Deficiency (“AGHD”).

Subsequent to Quarter-End

Solorel

•                  October 5, 2010: Presentation at the Fifth International Congress of the Growth Hormone Research Society and the Insulin-like Growth Factors Society in New York City, of interim Phase 3 data on Solorel demonstrating the potential to provide a simple, well tolerated and safe oral diagnostic test for AGHD.

Introduction

This Management’s Discussion and Analysis (“MD&A”) provides a review of the results of operations, financial condition and cash flows of Aeterna Zentaris Inc. for the three-month and nine-month periods ended September 30, 2010. In this MD&A, the “Company”, “we”, “us”, “our” and the “Group” mean Aeterna Zentaris Inc. and its subsidiaries. This discussion should be read in conjunction with the information contained in the Company’s unaudited interim consolidated financial statements and related notes thereto as at September 30, 2010 and for the three-month and nine-month periods ended September 30, 2010 and 2009. Those unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) for financial information, which differ in certain respects from United States generally accepted accounting principles (“US GAAP”).

All amounts in this MD&A are presented in US dollars, except for share, option and warrant data, per share and per warrant data and as otherwise noted.

About Forward-Looking Statements

This document contains forward-looking statements, which reflect our current expectations regarding future events. Forward-looking statements may include words such as “anticipate”, “believe”, “could”, “expect”, “foresee”, “goal”, “guidance”, “intend”, “may”, “objective”, “outlook”, “plan”, “seek”, “should”, “strive”, “target” and “will”.

Forward-looking statements involve risks and uncertainties, many of which are discussed in this MD&A. Results or performance may differ significantly from expectations. For example, the results of current clinical trials cannot be foreseen, nor can changes in policy or actions taken by such regulatory authorities as the FDA, the European Medicines Agency (“EMA”), the Therapeutic Products Directorate of Health Canada or any other organization responsible for enforcing regulations in the pharmaceutical industry.

Given these uncertainties and risk factors, readers are cautioned not to place undue reliance on any forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, unless required to do so by a governmental authority or by applicable law.

About Material Information

This MD&A includes information that we believe to be material to investors after considering all circumstances, including potential market sensitivity. We consider information and disclosures to be material if they result in, or would reasonably be expected to result in, a significant change in the market price or value of our securities, or where it is likely that a reasonable investor would consider the information and disclosures to be important in making an investment decision.

The Company is a reporting issuer under the securities legislation of all of the provinces of Canada, and its securities are registered with the United States Securities and Exchange Commission. The Company is therefore required to file or provide continuous disclosure information such as interim and annual financial statements, MD&As, proxy circulars, annual reports on Form 20-F, material change reports and press releases with the appropriate securities regulatory authorities. Copies of these documents may be obtained free of charge upon request from the office of the Secretary of the Company or on the Internet at the following addresses: www.aezsinc.com, www.sedar.com and www.sec.gov.

Company Overview

Aeterna Zentaris Inc. (Nasdaq: AEZS and TSX: AEZ) is a late-stage oncology drug development company currently investigating potential treatments for various cancers including colorectal, ovarian, endometrial cancer, as well as multiple myeloma. Our innovative approach of “personalized medicine” means tailoring treatments to a patient’s specific condition and unmet medical needs. The Company’s deep pipeline is drawn from our proprietary discovery unit providing constant and long-term access to state-of-the-art therapeutic options.

The highest priorities for the Company are perifosine, for which a Phase 3 program is ongoing in multiple myeloma and in refractory advanced colorectal cancer, combined with a Phase 2 program in a number of different cancers, as well as AEZS-108, for which a Phase 2 program is ongoing in advanced endometrial and advanced ovarian cancer.

Additionally, we are advancing AEZS-112, an oral anticancer agent which involves three mechanisms of action (tubulin, topoisomerase II and angiogenesis inhibition) in Phase 1, as well as several preclinical programs with novel targeted potential development candidates.

We are also advancing Solorel, a ghrelin agonist, which is in Phase 3 trial as a growth hormone stimulation test for the diagnosis of AGHD.

We are currently at a stage in which some of our products and product candidates are being further developed or marketed jointly with strategic partners.

Key Developments for the Three Months Ended September 30, 2010

Drug Development

Status of our drug pipeline as at November 9, 2010

Discovery	Preclinical	Phase 1	Phase 2	Phase 3	Commercial

120,000 compound library

AEZS-120

Prostate cancer vaccine
(oncology)

AEZS-129, 131 and 132
Erk & PI3K inhibitors (oncology)

AEZS-127

ErPC (oncology)

AEZS-123

Ghrelin receptor antagonist (endocrinology)

AEZS-115

Non-peptide LHRH antagonists

(endocrinology and/or oncology)

		AEZS-112 (oncology) AEZS-130 Therapeutic in cancer cachexia and other indications (endocrinology)	Perifosine • Multiple cancers AEZS-108 • Ovarian cancer • Endometrial cancer	Perifosine • Multiple myeloma • Refractory advanced colorectal cancer Solorel • Diagnostic in adult growth hormone deficiency (endocrinology)	Cetrotide® (in vitro fertilization)

Partners

			Perifosine: Keryx North America Handok Korea	Perifosine: Keryx North America Handok Korea	Cetrotide®: Merck Serono (World except Japan) Nippon Kayaku / Shionogi Japan

Perifosine

Perifosine is a novel, oral anticancer treatment that inhibits Akt activation in the phosphoinositide 3-kinase (“PI3K”) pathway. Perifosine, in combination with chemotherapeutic agents, is currently in Phase 3 studies for the treatment of multiple myeloma, colorectal cancer and in Phase 2 studies for the treatment of other cancers, and is the most advanced anti-cancer compound of its class in late-stage development. Perifosine as monotherapy is being explored in other indications. The FDA has granted perifosine orphan-drug designation in multiple myeloma and in neuroblastoma and Fast Track designations in both multiple myeloma and refractory advanced colorectal cancer. Additionally, an agreement was reached with the FDA to conduct the Phase 3 trials in both of these indications under a Special Protocol Assessment. Perifosine has also been granted Orphan Medicinal Product designation from the EMA in multiple myeloma, and has received positive Scientific Advice from the EMA for both the multiple myeloma and advanced colorectal cancer programs, with ongoing Phase 3 trials for these indications expected to be sufficient for registration in Europe. Perifosine rights have been licensed to Keryx Biopharmaceuticals, Inc. (“Keryx”) for North America and to Handok for Korea.

On July 14, 2010, Keryx was granted orphan-drug designation by the FDA for perifosine for the treatment of neuroblastoma, a cancer of the nervous system affecting mostly children and infants for which there are no FDA-approved therapies.

AEZS-108

AEZS-108 has been studied in gynecological cancers and has been shown to be effective and well tolerated in advanced endometrial and ovarian cancers. Preclinical studies in animal models with prostate cancer also have demonstrated positive results. An Investigational New Drug application in the United States is active for the treatment of luteinizing hormone-releasing hormone (“LHRH”)-receptor positive cancers, with our initial clinical trial being for the treatment of bladder cancer.

Ongoing Phase 2 European trials in advanced endometrial cancer and advanced ovarian cancer, have met their predefined primary efficacy endpoints. Positive final Phase 2 results for ovarian cancer were disclosed in June 2010 at the annual American Society of Clinical Oncology meeting, while the results for endometrial cancer will be presented at the EORTC-NCI-AACR International Symposium on Molecular Targets and Cancer Therapeutics in November 2010.

On August 5, 2010, we announced that the NIH had awarded Dr. Jacek Pinski, Associate Professor of Medicine at the Norris Comprehensive Cancer Center of the University of Southern California, a grant of approximately $1.5 million over three years to conduct a Phase 1/2 study in refractory prostate cancer with AEZS-108. The study, entitled A Phase I/II Trial of AN-152 [AEZS-108] in Castration- and Taxane-Resistant Prostate Cancer, will enroll up to 55 patients and will be conducted in two portions: an abbreviated dose-escalation followed by a single arm, Simon Optimum two-stage design Phase 2 study using the dose selected in the Phase 1 portion. The primary objective of the Phase 2 portion is to evaluate the clinical benefit of AEZS-108 in men with castration- and taxane-resistant metastatic prostate cancer, for which the presence of LHRH receptors has been confirmed.

Solorel

Solorel (macimorelin), a ghrelin agonist, is a novel synthetic small molecule that stimulates the secretion of growth hormone. The product is currently in Phase 3 for use as a simple oral diagnostic test for adult growth hormone deficiency. Solorel has been granted orphan-drug designation by the FDA.

On July 14, 2010, we announced the presentation of a poster on Solorel, entitled Use of the Orally Active Ghrelin Mimetic AEZS-130 as a Simple Test for the Diagnosis of Growth Hormone (GH) Deficiency (GHD) in adults (AGHD), Merriam G.R., Yuen K., Bonert V., Dobs A, Garcia J., Kipnes M., Molitch M., Swerdloff R., Wang C., Cook D., Altemose I. and Biller B. This poster was presented at the Seventh International Congress of Neuroendocrinology, in Rouen, France.

Interim Consolidated Results of Operations

Interim Consolidated Statements of Operations

(in thousands, except for share and per share data)

(unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2010	2009	2010	2009
	$	$	$	$
Revenues
Sales and royalties	5,463	5,539	16,344	15,937
License fees and other	263	3,026	1,388	7,118
	5,726	8,565	17,732	23,055
Operating expenses
Cost of sales, excluding depreciation and amortization	4,292	4,488	13,324	12,727
Research and development costs, net of tax credits and grants	4,061	9,738	14,791	33,251
Selling, general and administrative expenses	2,859	3,193	8,780	9,849
Depreciation and amortization
Property, plant and equipment	239	341	744	983
Intangible assets	363	594	1,110	1,714
	11,814	18,354	38,749	58,524
Loss from operations	(6,088)	(9,789)	(21,017)	(35,469)
Other income (expenses)
Interest income	22	39	111	311
Foreign exchange (loss) gain	(4,081)	(1,538)	429	(1,598)
	(4,059)	(1,499)	540	(1,287)
Net loss for the period	(10,147)	(11,288)	(20,477)	(36,756)

Net loss per share
Basic and diluted	(0.12)	(0.19)	(0.28)	(0.67)
Weighted average number of shares
Basic and diluted	83,139,620	58,506,619	73,122,927	55,135,876

Revenues

Revenues are derived primarily from sales and royalties as well as from license fees. Sales are derived from Cetrotide® (cetrorelix acetate solution for injection), marketed for reproductive health assistance for in vitro fertilization, as well as from active pharmaceutical ingredients. Royalties are derived indirectly from ARES Trading S.A.’s (or Merck Serono) net sales of Cetrotide® and represent the periodic amortization, under the units-of-revenue method, of the proceeds received in connection with the 2008 sale to Cowen Healthcare Royalty Partners L.P. (“Cowen”) of the underlying future royalty stream.

Sales and royalties were $5.5 million and $16.3 million for the three-month and nine-month periods ended September 30, 2010, respectively, compared to $5.5 million and $15.9 million for the same periods in 2009. We expect sales and royalties to increase slightly due to a small increase in Cetrotide® sales and excluding the impact of foreign exchange rate fluctuations, during the remainder of 2010 as compared to the three-month period ended September 30, 2010.

License fees are derived from non-periodic milestone payments, research and development (“R&D”) contract fees and amortization of upfront payments received from our licensing partners.

License fee and other revenues decreased to $0.3 million and $1.4 million for the three-month and nine-month periods ended September 30, 2010, respectively, compared to $3.0 million and $7.1 million for the same respective periods in 2009, due mainly to the absence, in 2010, of amortization of an upfront license fee payment related to our agreement with sanofi-aventis U.S. LLC (“sanofi-aventis”), which was entered into in March 2009 and subsequently terminated, in connection with our now discontinued development program involving cetrorelix for the treatment of benign prostatic hyperplasia (“BPH”).

Operating Expenses

Cost of sales, excluding depreciation and amortization, amounted to $4.3 million and $13.3 million for the three-month and nine-month periods ended September 30, 2010, respectively, compared to $4.5 million and $12.7 million for the same periods in 2009. Cost of sales as a percentage of sales and royalties for the three-month and nine-month periods ended September 30, 2010 was approximately 79% and 82%, respectively, compared to 81% and 80%, respectively, for the same periods in 2009. The quarter-over-quarter decrease is largely attributable to improved margins associated with our sales of Cetrotide® in the Japanese market. Overall, however, changes in margin are dependent both upon our sales mix (including dosing level) and upon geographic coverage, which tend to vary on a period-to-period basis.

We expect our cost of sales as a percentage of sales and royalties to increase during the last quarter of 2010, compared to the quarter ended September 30, 2010, as we foresee lower sales to our Japanese customers and a higher incidence of lower margin, non-Japanese market Cetrotide® sales.

R&D costs include: employee compensation and fringe benefits; third-party costs; building rental, service and maintenance; and other expenses, as shown in the first table below. Third-party R&D costs consist of, among other expenses, external studies and collaborative work performed by contract research organizations, laboratory supplies and services, active pharmaceutical ingredient (or raw material) costs and patent protection expenses. These third-party costs are tracked by product or project, as shown in the second table below. All other R&D costs, including Company employee compensation and benefits, are not charged to specific products or projects, since the number of clinical and preclinical product candidates or development projects tends to vary from period to period and since internal resources are utilized across multiple projects over any given period of time.

R&D costs, net of tax credits and grants, totalled $4.1 million and $14.8 million for the three-month and nine-month periods ended September 30, 2010, respectively, compared to $9.7 million and $33.3 million for the same respective periods in 2009. The comparative decrease in net R&D costs is primarily attributable to the winding down and termination of development activities related to cetrorelix in BPH.

We expect net R&D costs to remain relatively stable, excluding the impact of foreign exchange rate fluctuations, in the fourth quarter of 2010, compared to the third quarter of 2010. Overall, we expect that net R&D costs will total between $18.0 million and $20.0 million for the full year 2010, particularly given the absence of future development activities related to cetrorelix in BPH and given our primary focus on developing perifosine, AEZS-108 and Solorel. We note that perifosine-related development activities are sponsored by our North American license partner, Keryx, and that future comparative cost reductions are expected to result from the fact that development efforts related to AEZS-108 and Solorel each require lower investment at the current time, compared to previous cetrorelix-related R&D activities. Additionally, we continue to seek government grants for our earlier-stage projects.

The following table summarizes our net R&D costs by nature of expense:

(in thousands)

(unaudited)

	Three months ended September 30, 2010	Nine months ended September 30, 2010
	$	$
Employee compensation and fringe benefits	2,084	6,800
Third-party costs	1,316	6,130
Facilities rent and maintenance	439	1,331
Other costs	349	1,099
R&D tax credits and grants	(127)	(569)
	4,061	14,791

The following table summarizes primary third-party R&D costs, by product candidate, incurred by the Company during the three-month and nine-month periods ended September 30, 2010:

(in thousands, except percentages)

(unaudited)

Product candidate	Status	Indication	Three months ended September 30, 2010		Nine months ended September 30, 2010
			$	%	$	%
Cetrorelix	Phase 3*	BPH*	—	—	1,867	30.46
AEZS-108	Phase 2	Oncology	360	27.36	1,827	29.80
Perifosine	Phases 2 and 3	Oncology	195	14.82	586	9.56
Solorel	Phase 3	Endocrinology (Diagnosis of AGHD)	175	13.30	343	5.60
AEZS-112	Phase 1	Oncology	46	3.49	224	3.65
AEZS-129, 131 and 132 / Erk PI3K	Preclinical	Oncology	216	16.41	616	10.05
Other	Preclinical	Oncology/ endocrinology	324	24.62	667	10.88
			1,316	100.00	6,130	100.00

*     Development activities substantially terminated and residual contractual obligations predominantly satisfied. These costs were reimbursed in part by sanofi-aventis.

Selling, general and administrative (“SG&A”) expenses were $2.9 million and $3.2 million, respectively for the three-month periods ended September 30, 2010 and 2009.

SG&A expenses were $8.8 million for the nine-month period ended September 30, 2010, compared to $9.8 million for the same period in 2009. This decrease is related to euro-to-US dollar exchange rate fluctuations, largely due to the comparative weakening in 2010 of the euro against the US dollar and to the continued implementation of general and administrative cost-saving measures.

We expect that SG&A expenses incurred in the fourth quarter of 2010 will remain relatively stable in comparison with the third quarter of 2010, excluding the impact of foreign exchange rate fluctuations. Overall, we expect a significant decrease of SG&A expenses for the full year 2010, as compared to full year 2009 results.

Loss from operations decreased to $6.1 million and to $21.0 million for the three-month and nine-month periods ended September 30, 2010, respectively, from $9.8 million and $35.5 million for the same periods in 2009. These decreases result primarily from our having incurred lower net R&D and SG&A costs in 2010, partly offset by the comparative decrease in revenues, as discussed above.

Other income (expenses) are comprised primarily of foreign exchange gains and losses, which result from the impact of changes in the value of currencies such as the US dollar and the Canadian dollar (“CAN$”) against the Group’s functional currency, the euro. Foreign exchange gains and losses are recorded upon settlement or revaluation of non-euro-denominated balances.

Other (expenses) income for the three-month and nine-month periods ended September 30, 2010 totalled ($4.1 million) and $0.5 million, respectively, compared to ($1.5 million) and ($1.3 million), respectively, for the same periods in 2009.

During the three month period ended September 30, 2010, the euro strengthened against the US dollar by approximately 11.2%, leading to significant foreign exchange losses on transactions and balances denominated in US dollars. In particular, higher foreign exchange losses recorded during the third quarter of 2010 are attributable to the periodic revaluation of our US dollar-denominated cash and cash equivalents, a significant portion of which results from the two registered direct offerings completed in April and in June 2010, as noted above. On a comparative basis, while the euro also strengthened against the US dollar during the three months ended September 30, 2009, such appreciation was much lower—approximately 4.5%—than that witnessed during the third quarter of 2010. As a result, and given the application, in 2009, of foreign exchange rate changes to smaller US dollar-denominated cash balances, net foreign exchange losses recorded were lower during the three month period ended September 30, 2009, as compared to the same period in 2010.

On a year-to-date basis, the net foreign exchange losses recorded during the three months ended September 30, 2010, referred to above, were offset by net foreign exchange gains recorded during the first six months of 2010, during which time the euro lost a substantial portion of its value, or approximately 14.2%, against the US dollar. As a result, cumulative net foreign exchange gains for the nine-month period ended September 30, 2010 are substantially higher than those which were recorded during the same period in 2009, during which time the euro appreciated significantly against the US dollar.

Net loss for the three-month period ended September 30, 2010 was $10.1 million, or $0.12 per basic and diluted share, compared to $11.3 million, or $0.19 per basic and diluted share, for the same period in 2009, while for the nine-month period ended September 30, 2010, net loss was $20.5 million, or $0.28 per basic and diluted share, compared to $36.8 million, or $0.67 per basic and diluted share, for the same period in 2009. The decreases in quarter-to-date and year-to-date net loss are attributable largely to lower net R&D expenses and to lower SG&A expenses, as discussed above and despite the comparative decreases in license fee and other revenues. However, net loss variations have also been significantly impacted by foreign exchange gains and losses, as discussed above.

Interim Consolidated Balance Sheet Information

(in thousands)

(unaudited)

	As at September 30, 2010	As at December 31, 2009
	$	$

Cash and cash equivalents	39,866	38,100
Accounts receivable and other current assets	7,392	10,913
Restricted cash	841	878
Property, plant and equipment	3,357	4,358
Other long-term assets	29,404	32,013
Total assets	80,860	86,262

Accounts payable and other current liabilities	13,313	19,211
Current portion of long-term payable	58	57
Long-term payable	87	143
Non-financial long-term liabilities*	52,611	57,625
Total liabilities	66,069	77,036
Shareholders’ equity	14,791	9,226
Total liabilities and shareholders’ equity	80,860	86,262

* Comprised mainly of deferred revenues and employee future benefits.

The increase in cash and cash equivalents as at September 30, 2010, as compared to December 31, 2009, is due to the receipt of approximately $25.0 million of net proceeds in connection with two registered direct offerings, completed in April 2010 and in June 2010. This increase is partially offset by recurring disbursements and other variations in components of our working capital, as well as by the comparative weakening in 2010 of the euro against the US dollar.

The decrease in accounts payable and other current liabilities results to a large degree from settlements of trade payables and other accrued expenses, including balances representing certain residual obligations related to former cetrorelix activities.

The increase in shareholders’ equity from December 31, 2009 to September 30, 2010 is attributable to an increase in share capital and warrants, following the completion of the registered direct offerings discussed above, partly offset by the increase in our deficit due to the net loss for the nine months ended September 30, 2010.

Financial Liabilities, Obligations and Commitments

We have certain contractual obligations and commercial commitments. Commercial commitments mainly include R&D services and manufacturing agreements related to the production of Cetrotide® and to other R&D programs. The following table summarizes future cash requirements with respect to these obligations.

(in thousands)

(unaudited)

	Payments due by period
	Total	Less than 1 year	1 to 3 years	4 to 5 years	After 5 years
	$	$	$	$	$
Operating lease commitments	11,270	734	4,164	3,795	2,577
Commercial commitments	3,396	2,470	926	—	—
Long-term payable	145	58	87	—	—
	14,811	3,262	5,177	3,795	2,577

Outstanding Share Data

As at November 9, 2010, there were 83,147,463 common shares issued and outstanding, as well as 6,177,289 stock options outstanding. Warrants outstanding as at November 9, 2010 represent a total of 13,105,540 equivalent common shares.

Capital Disclosures

Our objective in managing capital is to ensure sufficient liquidity to fund our R&D activities, SG&A expenses, working capital and capital expenditures.

We endeavour to manage our liquidity to minimize dilution to our shareholders. Non-dilutive activities have included the sale of non-core assets and rights to future royalties, collection of investment tax credits and grants, interest income, licensing fees, service and royalties. More recently, however, we have raised additional capital through registered direct offerings, including the most recent of such transactions, discussed above.

Our capital management objective remains the same as that of previous periods. Our dividend policy is to retain cash in order to have funds available to finance the activities required to advance our product development pipeline.

We are not subject to any capital requirements imposed by any regulators or any other external source.

It is important to note that historical expenditure patterns cannot be taken as an indication of future expenditures. The amount and timing of expenditures and availability of capital resources vary substantially from period to period, depending on the level of research and development activity being undertaken at any given time and on the availability of funding from investors and prospective commercial partners.

Liquidity, Cash Flows and Capital Resources

We endeavour to finance our operations and capital expenditures mainly through cash flows from product sales, license fee revenues and other non-dilutive activities. However, we have also completed registered direct offerings during the year ended December 31, 2009 and more recently, in April and June 2010, as noted above.

Our cash and cash equivalents amounted to $39.9 million as at September 30, 2010, compared to $38.1 million as at December 31, 2009. Possible additional operating losses and/or possible investments in complementary businesses or products may require additional financing. As at September 30, 2010, cash and cash equivalents of the Company included CAN$1.1 million and €2.0 million.

Based on our assessment, which took into account current cash levels, the completion of our most recent registered direct offerings, discussed above, as well as our strategic plan and corresponding budgets and forecasts, we believe that we have sufficient liquidity and financial resources to fund planned expenditures and other working capital needs for at least, but not limited to, the 12-month period following the balance sheet date of September 30, 2010.

We may endeavour to secure additional financing, as required, through strategic alliance arrangements or through other non-dilutive activities, as well as through the issuance of new share capital.

The variations in our liquidity by activity are explained below.

Operating Activities

Net cash used in operating activities was $5.9 million for the three-month period ended September 30, 2010, compared to $13.1 million for the same period in 2009. The significant decrease in net cash used in operating activities is primarily due to the lower cash R&D expenses, lower trade accounts payable settlements, as well as higher comparative accounts receivable settlements.

Cash flows used in operating activities were $22.7 million for the nine-month period ended September 30, 2010, compared to $14.0 million for the same period in 2009. The significant increase in cash used in operating activities is primarily due to the inclusion in 2009 of non-refundable net proceeds received from sanofi-aventis in connection with our agreement related to cetrorelix in BPH (subsequently terminated), amounting to $27.0 million. The increase in cash used was partly offset by significantly lower expense prepayments during the nine months ended September 30, 2010, compared to the same period in 2009.

We expect net cash used in operating activities to increase slightly during the fourth quarter of 2010, as compared to the third quarter of 2010.

Financing Activities

Net cash provided by financing activities amounted to $25.1 million for the nine-month period ended September 30, 2010, compared to $9.1 million for the same period in 2009. The comparative increase is attributable almost exclusively to the receipt of net cash proceeds in connection with the two registered direct offerings completed in April 2010 and June 2010, as noted above.

Critical Accounting Policies and Estimates

There have been no significant changes in our accounting policies since December 31, 2009. A complete description of our critical accounting policies and estimates can be found in our consolidated financial statements as at and for the year ended December 31, 2009. A summary of pertinent differences between Canadian and US GAAP can be found in note 26 to our annual 2009 financial statements, while significant differences in the measurement and disclosure between Canadian and US GAAP as at September 30, 2010 and for the three-month and nine-month periods ended September 30, 2010 and 2009 are provided in note 11 to our unaudited interim consolidated financial statements.

New Accounting Standards

Accounting standards not yet adopted

In December 2009, the Emerging Issues Committee (“EIC”) of the Canadian Institute of Chartered Accountants (“CICA”) issued abstract EIC-175, “Multiple Deliverable Revenue Arrangements” (“EIC-175”), which requires a vendor to allocate arrangement consideration at the inception of an arrangement to all deliverables using the relative selling price method. EIC-175 also changes the level of evidence of the standalone selling price required to separate deliverables when more objective evidence of the selling price is not available. Given the requirement to use the relative selling price method of allocating arrangement consideration, EIC-175 prohibits the use of the residual method. EIC-175 may be applied prospectively and is applicable to revenue arrangements with multiple deliverables entered into or materially modified in the first annual fiscal period beginning on or after January 1, 2011, with early adoption permitted. We are currently evaluating the impact, if any, that this guidance may have on our consolidated financial statements.

International Financial Reporting Standards (“IFRS”)

We are currently evaluating the potential impact that could result from preparing our consolidated financial statements in accordance with IFRS, given that the Canadian Accounting Standards Board confirmed that IFRS will replace current Canadian standards and interpretations as Canadian GAAP for publicly accountable enterprises. The adoption of IFRS will have an impact on our consolidated financial statements, as well as on certain operational and performance measures, beginning on January 1, 2011.

As previously disclosed, we have developed a formal plan for IFRS conversion and the related transition from current standards. To date, we have completed a full diagnostic, in which all existing international standards were examined in comparison with corresponding Canadian guidance, and significant differences between IFRS and Canadian GAAP were documented in order to plan for more detailed analysis, which is the focus of our conversion project’s solutions development phase, currently underway and proceeding as planned.

The key elements of our conversion plan and related status are provided below.

Key element	Solutions development activities	Status

Accounting policies

Detailed review of IFRS guidance expected to be in effect on December 31, 2011 in order to perform quantitative and qualitative analyses of pertinent differences between those standards and current Canadian GAAP.

This review is substantially complete.

Preparation of technical memoranda in order to analyze and substantiate any changes in accounting policy that will be required as of the date of transition to IFRS.

Most technical memoranda have been prepared and are in the process of being reviewed and finalized.  Certain changes in accounting policies have been identified and confirmed (see some of our preliminary conclusions below).

	Consideration of optional and mandatory exemptions available under IFRS 1.	See below for an update regarding IFRS 1.

Information technology (“IT”) and information-gathering	• Identification of any changes to systems or processes that will be required in order to comply with the provisions of IFRS, both during the year of transition and upon first-time adoption. •

The impact on our systems and information-gathering processes is being evaluated in connection with the identification of necessary policy changes. We do not anticipate any significant changes to any of our current IT systems.

Internal control over financial reporting

•      Review and revision, where necessary, of any internal controls or related activities (including disclosure controls and procedures) following the identification of significant changes that are expected to result upon conversion to IFRS and during the year of transition.

We are in the process of reviewing current internal control documentation to ensure that key controls and activities are appropriate vis-à-vis any policy changes identified. We are also designing and implementing controls related to our year of transition comparative quarterly and annual consolidated financial statements.

Training	• Provision of support and training to ensure that appropriate personnel have adequate knowledge of IFRS.

Together with a third-party consultant, we have been working to develop and transition pertinent IFRS knowledge to affected employees. Additionally, we have provided updates, on a quarterly basis, to our Audit Committee and executive management team.

Our solutions development activities completed to date have allowed us to conclude that the adoption of certain international standards likely will result in a significant change to current accounting policies, reported financial statement amounts or disclosures. With the exception of IFRS 1, selected areas of international guidance examined to date that are relevant to our business, and the corresponding expected impact that likely will result from the application thereof, are presented below.

Accounting topic	Accounting difference and expected impact

Impairment of assets — discounting of estimated future cash flows

International Accounting Standard (“IAS”) 36, Impairment of Assets (“IAS 36”), introduces the “value in use” concept, which, if used to determine a given asset’s recoverable amount, requires the use of future cash flows that are discounted using a pre-tax rate that reflects an assessment of risks specific to the asset subject to impairment testing. Under Canadian GAAP, estimates of future cash flows used in assessing whether an impairment loss exists are not discounted. As a result, where there is an indication that an asset may be impaired, impairment losses are more likely to be recognized under IFRS, and we expect that the application of IAS 36 will result in a significant retroactive impairment charge related to Cetrotide® in our transition-date balance sheet as at January 1, 2010.

Financial instruments — contingent settlement provisions

IAS 32, Financial Instruments: Presentation (“IAS 32”), provides more precise guidance than Canadian GAAP with respect to the classification of financial instruments, including share purchase warrants, with contingent settlement provisions. Under Canadian GAAP, we have classified all outstanding share purchase warrants as shareholders’ equity, where the instruments are reported at their grant-date fair value. Under the provisions of IAS 32, these warrants would be classified as liabilities and marked to market at each reported balance sheet date, and any changes to fair value would be recognized in the consolidated statement of operations. This treatment is similar to current US GAAP requirements, which are discussed in note 11 to our interim consolidated financial statements as at September 30, 2010 and for the three-month and nine-month periods ended September 30, 2010 and 2009.

Employee benefits — actuarial gains and losses

•      IAS 19, Employee Benefits (“IAS 19”), allows actuarial gains and losses to be recognized either in other comprehensive income or in profit or loss, so long as the treatment is consistent over all plans and over time.  Under Canadian GAAP, we have recognized such gains or losses through profit or loss. However, management has decided that actuarial gains and losses will be recognized in other comprehensive income on a prospective basis (see also below).

It should be noted that the differences outlined above are not a complete list of topics that are or could become pertinent to our business. As such, as we advance our solutions development activities, we may identify other areas that could result in significant quantitative or qualitative impacts upon IFRS adoption or thereafter in comparison to currently applied Canadian GAAP.

As we continue to analyze any potential quantitative adjustments and policy decisions that need to be made upon full conversion to IFRS, we have reached some key preliminary conclusions related to the application of IFRS 1.

IFRS 1 provides authoritative guidance for use in the conversion of a set of financial statements (and interim financial reports for part of that period) from another basis of accounting to IFRS. The basic concept of IFRS 1 is that the adoption of IFRS should be applied retrospectively, meaning that an entity should present its first financial statements using IFRS as if IFRS had been applied and effective from the date of the entity’s inception. However, due to the fact that full retrospective application is unlikely to be achievable in a cost-effective manner, IFRS 1 offers certain optional exemptions to first-time preparers of IFRS financial statements. Any, all or none of these exemptions may be taken.

Presented below are our preliminary conclusions with respect to some key IFRS 1 optional exemptions, as applicable to our business.

Accounting topic	IFRS 1 exemption explained	Preliminary conclusion

Business combinations

IFRS 1 allows first-time preparers to elect not to restate business combinations that have occurred prior to the date of transition (January 1, 2010) in accordance with IFRS 3, Business Combinations (“IFRS 3”).

We will elect to apply this exemption and apply IFRS 3 only to any business combinations that may occur after the date of transition, without restating any prior business combinations.

Valuation of property, plant and equipment	IFRS 1 permits first-time preparers to measure selected assets at fair value and use that fair value as deemed cost of those assets in the transition date balance sheet.	We will not utilize this optional exemption and continue to use the cost model for property, plant and equipment as of the date of transition to IFRS.

Foreign currency translation adjustments	IFRS 1 permits first-time preparers to eliminate the cumulative translation adjustment (“CTA”) balance (a component of accumulated other comprehensive income) at the date of transition.	We will eliminate our date of transition CTA balance by adjusting our opening accumulated deficit.

Employee benefits — actuarial gains and losses

IFRS 1 permits first-time preparers to avoid applying retrospectively the change in accounting policy related to actuarial gains and losses pursuant to IAS 19 (discussed above) as of the date of transition to IFRS.

No opening balance sheet adjustment will be made to other comprehensive income related to actuarial gains and losses. Instead, those gains and losses will be recognized in other comprehensive income prospectively, beginning on January 1, 2010.

Other IFRS 1 exemptions will be considered as we continue to make progress in our conversion activities.

We will continue, on a quarterly basis, to provide information regarding the timing, status and impact of the aforementioned activities and of other key elements inherent in our IFRS conversion plan.

Quarterly Consolidated Results of Operations Information

(in thousands, except for per share data)

(unaudited)

	Quarters ended
	September 30, 2010	June 30, 2010	March 31, 2010	December 31, 2009
	$	$	$	$

Revenues	5,726	5,584	6,422	40,182
(Loss) earnings from operations	(6,088)	(7,589)	(7,340)	11,511
Net (loss) earnings	(10,147)	(4,450)	(5,880)	12,032
Net (loss) earnings per share
Basic and diluted	(0.12)	(0.06)	(0.09)	0.19

	Quarters ended
	September 30, 2009	June 30, 2009	March 31, 2009	December 31, 2008
	$	$	$	$

Revenues	8,565	8,379	6,111	7,244
Loss from operations	(9,789)	(12,238)	(13,442)	(16,315)
Net loss	(11,288)	(13,080)	(12,388)	(14,493)
Net loss per share
Basic and diluted	(0.19)	(0.24)	(0.23)	(0.27)

Net (loss) earnings per share is based on each reporting period’s weighted average number of shares outstanding, which may differ on a quarter-to-quarter basis. As such, the sum of the quarterly net (loss) earnings per share amounts may not equal year-to-date net loss per share.

Outlook for 2010

Perifosine

We expect to continue the development of perifosine in collaboration with our partner, Keryx, who is responsible, in accordance with the terms of our license agreement, for the development and registration of perifosine in North America. We have access to all corresponding data at no additional cost; hence, we expect to benefit from current development activities in order to achieve registration in territories excluding North America.

Our primary focus will be on the advancement of the ongoing Phase 3 registration studies in both multiple myeloma and refractory advanced colorectal cancer, in conformity with the Special Protocol Assessment recently received by Keryx from the FDA. Furthermore, we have obtained positive scientific advice from the EMA relative to a development and regulatory pathway so as to extend the reach of perifosine to European territories for the multiple myeloma and the refractory advanced colorectal cancer indications. Consequently, we are not expecting to invest in any additional trials in Europe in multiple myeloma or refractory advanced colorectal cancer, since the EMA does not require that any studies be performed in addition to the studies currently in progress.

We also expect to establish a registration strategy that will enable us to benefit from the Asian markets and from other attractive territories.

AEZS-108

We expect to perform, together with cooperative groups and clinical investigators, additional studies in endometrial or ovarian cancer, as well as in new indications, such as refractory prostate cancer and bladder cancer. We will make appropriate decisions related to additional studies in consideration of our available financial resources and of the level of sponsorship that we are able to successfully obtain from other organizations.

Solorel

Upon satisfactory discussions and agreement with the FDA, we expect to complete the Phase 3 program for Solorel as a diagnostic test for AGHD, with the expectation to submit a corresponding New Drug Application to the FDA in 2011.

Revenue expectations

License fee revenues are expected to decrease substantially in 2010, as compared to 2009, due to the known absence of future amortization of deferred revenues related to upfront payments already received. Additionally, excluding the impact of foreign exchange rate fluctuations, sales and royalties are expected to increase slightly for the whole of 2010, as compared to 2009.

Cost reduction and development focus

During 2010, we expect to focus our R&D efforts on our later-stage compounds, including perifosine, AEZS-108 and Solorel. Earlier-stage projects will be associated with grants, R&D credits or collaboration agreements. We do not expect to pursue any development relating to cetrorelix or ozarelix. With our focused strategy, we can expect a reduction of our R&D expenses to between $18.0 million and $20.0 million for the whole of 2010, as compared to 2009.

With regard to our SG&A expenses, in light of the absence of future amortization of the royalty paid to Tulane of $3.0 million related to our agreement with sanofi-aventis and given additional cost-saving measures, we now expect to reduce our SG&A costs by approximately $4.5 million for the whole of 2010, as compared to 2009.

We expect that our average monthly burn rate for the next three months will increase slightly, as compared to the third quarter 2010, excluding the impact of any non-dilutive cash-generating activities in which we may engage relating to the out-licensing of our products.

Financial and Other Instruments

Foreign Currency Risk

Since January 1, 2009, all foreign currency exposure risk on intra-group transactions has been eliminated, since the Company and all of its subsidiaries use the euro as their functional currency. However, since we operate internationally, we are exposed to currency risks as a result of potential exchange rate fluctuations. In particular, fluctuations in the US dollar and the Canadian dollar exchange rates against the euro could have a potentially significant impact on the Company’s results of operations.

For the three months ended September 30, 2010, we were not party to any forward-exchange contracts, and no forward-exchange contracts were outstanding as at November 9, 2010.

Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash and accounts receivable. Cash and cash equivalents and restricted cash balances are maintained with high-credit quality financial institutions. Also, no individual customer accounts receivable balance due as at September 30, 2010 is significant. Consequently, management considers the risk of non-performance related to cash and cash equivalents, restricted cash and accounts receivable to be minimal.

Generally, we do not require collateral or other security from customers for trade accounts receivable; however, credit is extended following an evaluation of creditworthiness. In addition, we perform ongoing credit reviews of all our customers and establish an allowance for doubtful accounts when accounts are determined to be uncollectible.

Related Party Transactions and Off-Balance Sheet Arrangements

We did not enter into transactions with any related parties during the three months ended September 30, 2010.

As at September 30, 2010, we did not have any interest in variable interest entities or any other off-balance sheet arrangements.

Risk Factors and Uncertainties

Risks Associated with Operations

•                  Many of our products are currently at an early development stage. It is impossible to ensure that the R&D activities related to these products will result in the creation of profitable operations.

•                  We are currently developing our products based on R&D activities conducted to date, and we may not be successful in developing or introducing to the market these or any other new products or technology. If we fail to develop and deploy new products on a successful and timely basis, we may become non-competitive and unable to recover the R&D or other expenses we incur to develop and test new products.

•                  Even if successfully developed, our products may not gain market acceptance among physicians, patients, healthcare payers and the medical community, which may not accept or utilize our products. If our products do not achieve significant market acceptance, our business and financial condition will be materially adversely affected. In addition, we may fail to further penetrate our core markets and existing geographic markets or successfully expand our business into new markets; the growth in sales of our products, along with our operating results, could be negatively impacted. Our ability to further penetrate our core markets and existing geographic markets in which we compete or to successfully expand our business into additional countries in Europe, Asia or elsewhere, to the extent we believe that we have identified attractive geographic expansion opportunities in the future, is subject to numerous factors, many of which are beyond our control. We cannot assure that our efforts to increase market penetration in our core markets and existing geographic markets will be successful. Our failure to do so could have an adverse effect on our operating results.

•                  We rely heavily on our proprietary information in developing and manufacturing our product candidates. Despite efforts to protect our proprietary rights from unauthorized use or disclosure, third parties may attempt to disclose, obtain or use our proprietary information or technologies.

•                  We have to forge and maintain strategic alliances to develop and market products in our current pipeline. If we are unable to reach agreements with such collaborative partners, or if any such agreements are terminated or substantially modified, we may be unable to obtain sufficient licensing revenue for our products, which might have a material adverse effect on their development and on us.

•                  There can be no assurance that we, our contract manufacturers or our partners, will be able, in the future, to continue to purchase products from our current suppliers or any other supplier on terms similar to current terms or at all. An interruption in the availability of certain raw materials or ingredients, or significant increases in the prices paid by us for them, could have a material adverse effect on our business, financial condition, liquidity and operating results. Also, we rely on third parties to manufacture and supply marketed products. At the same time we have certain supply obligations vis-à-vis our licensing partners who are responsible for the marketing of the products. To be successful, our products have to be manufactured in commercial quantities in compliance with quality controls and regulatory requirements. Even though it is our objective to minimize such risk by introducing alternative suppliers to ensure a constant supply at all times, we cannot guarantee that we will not experience supply shortfalls and, in such event, we may not be able to perform our obligations under contracts with our partners.

Cash Flows and Financial Resources

Based on our current plans, we will need to raise additional funds for future operating costs, research and development activities, preclinical studies, and clinical trials necessary to bring our potential products to market. We may endeavour to secure additional financing, as required, through strategic alliance arrangements, the issuance of new share capital or other securities, as well as through other financing opportunities. We believe that we would be able to obtain long-term capital, if necessary, to support our corporate objectives, including the clinical development program of our products.

However, there can be no assurance that these financing efforts will be successful or that we will continue to be able to meet our future cash requirements. It is possible that financing may not be available or, if available, will not be on acceptable terms. The availability of financing will be affected by the results of our preclinical and clinical development, the perifosine Phase 2 and Phase 3 studies, the AEZS-108 Phase 2 studies, as well as other ongoing studies from our pipeline. It can also be affected by our ability to obtain regulatory approvals, the market acceptance of our products, the state of the capital markets generally, the status of our listing on the Nasdaq and TSX stock markets, strategic alliance agreements, and other relevant commercial considerations.

Our planned cash requirements may vary materially in response to a number of factors, including: R&D on our products; clinical trial results; increases in our manufacturing capabilities; changes in any aspect of the regulatory process; and delays in obtaining regulatory approvals. Depending on the overall structure of current and future strategic alliances, we may have additional capital requirements related to the further development of existing or future products.

We have not entered into any forward currency contracts or other financial derivatives to hedge foreign exchange risk and, therefore, we are subject to foreign currency transaction and translation gains and losses. Foreign exchange risk is managed primarily by satisfying foreign denominated expenditures with cash flows or assets denominated in the same currency. However, with companies operating in foreign, non-euro zone countries, we are more exposed to foreign currency risk. Additionally, given that we have significant balances held in US dollars, fluctuations in the US dollar exchange rate against the euro could have a potentially significant impact on our results of operations and on our available liquidity.

Key Personnel

Our success is also dependent upon our ability to attract and retain a highly qualified work force, and to establish and maintain close relations with research centers. The competition in that regard is very severe. Our success is dependent to a great degree on our senior officers, scientific personnel and consultants. The failure to recruit qualified staff and the loss of key employees could compromise the pace and success of product development.

Volatility of Share Prices

Share prices are subject to changes because of numerous different factors related to our activity, including reports of new information, changes in the Company’s financial situation, the sale of shares in the market, the Company’s failure to obtain results in line with the expectations of analysts, an announcement by the Company or any of our competitors concerning technological innovation, etc. During the past few years, shares of Aeterna Zentaris, other biopharmaceutical companies, and the equity markets in general, have been subject to extreme fluctuations that were not necessarily related to the operational results of the companies affected. There is no guarantee that the market price of the Company’s shares will be protected from any such fluctuations in the future.

Delisting Risk

There can be no assurance that our common shares will remain listed on the Nasdaq Market. On January 21, 2010, we announced that we had received a notification from Nasdaq regarding the failure by the Company to comply with Nasdaq’s minimum bid price requirements. However, we regained compliance with these requirements on April 23, 2010. Nevertheless, if we fail to meet any of Nasdaq’s continued listing requirements and Nasdaq attempts to enforce compliance with its rules, our common shares may be delisted from Nasdaq. Any delisting of our common shares may adversely affect a shareholder’s ability to dispose, or obtain quotations as to the market value, of such shares.

A more comprehensive list of the risks and uncertainties affecting us can be found in our Annual Report on Form 20-F for the financial year ended December 31, 2009 filed with the Canadian Securities Regulatory Authorities at www.sedar.com and with the United States Securities and Exchange Commission at www.sec.gov/edgar.shtml.  Investors are urged to consult such risk factors.

Changes in Internal Controls over Financial Reporting

There have been no changes in our internal control over financial reporting during the three-month period ended September 30, 2010 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

On behalf of management,

Dennis Turpin, CA
Senior Vice President and Chief Financial Officer
November 9, 2010

Interim Consolidated Financial Statements

(Unaudited)

Aeterna Zentaris Inc.

As at September 30, 2010 and for the three-month and nine-month periods ended

September 30, 2010 and 2009

(in thousands of US dollars)

Aeterna Zentaris Inc.

Interim Consolidated Financial Statements

(Unaudited)

As at September 30, 2010 and for the three-month and nine-month periods ended September 30, 2010 and 2009

Interim Consolidated Balance Sheets	2
Interim Consolidated Statements of Changes in Shareholders’ Equity	3
Interim Consolidated Statements of Operations and Comprehensive Loss	4
Interim Consolidated Statements of Cash Flows	5
Notes to Interim Consolidated Financial Statements	6

Aeterna Zentaris Inc.

Interim Consolidated Balance Sheets

(in thousands of US dollars)

	As at September 30,	As at December 31,
(Unaudited)	2010	2009
	$	$
ASSETS
Current assets
Cash and cash equivalents	39,866	38,100
Accounts receivable
Trade	1,236	2,444
Other	851	992
Income taxes	119	113
Inventory (note 3)	4,052	4,415
Prepaid expenses and other current assets	1,134	2,949
	47,258	49,013
Restricted cash	841	878
Property, plant and equipment	3,357	4,358
Deferred charges and other long-term assets	4,534	4,733
Intangible assets (note 4)	15,098	17,034
Goodwill (note 4)	9,772	10,246
	80,860	86,262
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	8,747	11,919
Income taxes	—	965
Deferred revenues	4,566	6,327
Current portion of long-term payable	58	57
	13,371	19,268
Deferred revenues	40,721	45,919
Long-term payable	87	143
Employee future benefits (note 6)	11,824	11,640
Other long-term liability	66	66
	66,069	77,036
SHAREHOLDERS’ EQUITY
Share capital (notes 7 and 8)	59,636	41,203
Warrants (notes 7 and 8)	9,629	2,899
Other capital	80,622	79,943
Deficit	(148,015)	(127,538)
Accumulated other comprehensive income	12,919	12,719
	14,791	9,226
	80,860	86,262
Basis of presentation (note 1)
Evaluation of going concern (note 1)

The accompanying notes are an integral part of these interim consolidated financial statements.

Approved by the Board of Directors

Juergen Ernst	Gérard Limoges
Director	Director

2

Aeterna Zentaris Inc.

Interim Consolidated Statements of Changes in Shareholders’ Equity

For the nine-month periods ended September 30, 2010 and 2009

(in thousands of US dollars, except share data)

(Unaudited)	Common shares (number of)	Share capital	Warrants	Other capital	Deficit	Accumulated other comprehensive income	Total
		$	$	$	$	$	$
Balance — December 31, 2009	63,089,954	41,203	2,899	79,943	(127,538)	12,719	9,226
Net loss	—	—	—	—	(20,477)	—	(20,477)
Issuances pursuant to registered direct offerings, net of transaction costs (note 7)	19,917,075	18,181	6,807	—	—	—	24,988
Issuance pursuant to the exercise of warrants (note 8)	116,667	223	(77)	—	—	—	146
Issuances pursuant to the exercise of stock options (note 8)	23,767	29	—	(10)	—	—	19
Foreign currency translation adjustments	—	—	—	—	—	200	200
Stock-based compensation costs	—	—	—	689	—	—	689
Balance — September 30, 2010	83,147,463	59,636	9,629	80,622	(148,015)	12,919	14,791

(Unaudited)	Common shares (number of)	Share capital	Warrants	Other capital	Deficit	Accumulated other comprehensive income	Total
		$	$	$	$	$	$
Balance — December 31, 2008	53,187,470	30,566	—	79,669	(102,814)	14,054	21,475
Net loss	—	—	—	—	(36,756)	—	(36,756)
Issuance pursuant to registered direct offering, net of transaction costs	5,319,149	6,839	1,608	—	—	—	8,447
Foreign currency translation adjustments	—	—	—	—	—	(1,339)	(1,339)
Stock based compensation costs	—	—	—	188	—	—	188
Balance — September 30, 2009	58,506,619	37,405	1,608	79,857	(139,570)	12,715	(7,985)

	As at September 30,
(Unaudited)	2010	2009
	$	$
Accumulated other comprehensive income
Consisting of the following:
Foreign currency translation adjustments	12,919	12,712
Change in fair market value of short-term investments, net of income taxes	—	3
Accumulated other comprehensive income	12,919	12,715

Deficit	(148,015)	(139,570)
Total accumulated other comprehensive income and deficit	(135,096)	(126,855)

The accompanying notes are an integral part of these interim consolidated financial statements.

3

Aeterna Zentaris Inc.

Interim Consolidated Statements of Operations and Comprehensive Loss

For the three-month and nine-month periods ended September 30, 2010 and 2009

(in thousands of US dollars, except share and per share data)

	Three months ended September 30,		Nine months ended September 30,
(Unaudited)	2010	2009	2010	2009
	$	$	$	$
Revenues
Sales and royalties	5,463	5,539	16,344	15,937
License fees and other	263	3,026	1,388	7,118
	5,726	8,565	17,732	23,055
Operating expenses
Cost of sales, excluding depreciation and amortization	4,292	4,488	13,324	12,727
Research and development costs, net of tax credits and grants	4,061	9,738	14,791	33,251
Selling, general and administrative expenses	2,859	3,193	8,780	9,849
Depreciation and amortization
Property, plant and equipment	239	341	744	983
Intangible assets	363	594	1,110	1,714
	11,814	18,354	38,749	58,524
Loss from operations	(6,088)	(9,789)	(21,017)	(35,469)
Other income (expenses)
Interest income	22	39	111	311
Foreign exchange (loss) gain	(4,081)	(1,538)	429	(1,598)
	(4,059)	(1,499)	540	(1,287)
Net loss	(10,147)	(11,288)	(20,477)	(36,756)
Net loss per share
Basic and diluted	(0.12)	(0.19)	(0.28)	(0.67)
Weighted average number of shares (note 10)
Basic and diluted	83,139,620	58,506,619	73,122,927	55,135,876

Interim Consolidated Statements of Comprehensive Loss

	Three months ended		Nine months ended
	September 30,		September 30,
(Unaudited)	2010	2009	2010	2009
	$	$	$	$
Net loss	(10,147)	(11,288)	(20,477)	(36,756)
Other comprehensive income (loss):
Foreign currency translation adjustments	2,020	(104)	200	(1,339)
Comprehensive loss	(8,127)	(11,392)	(20,277)	(38,095)

The accompanying notes are an integral part of these interim consolidated financial statements.

4

Aeterna Zentaris Inc.

Interim Consolidated Statements of Cash Flows

For the three-month and nine-month periods ended September 30, 2010 and 2009

(in thousands of US dollars)

	Three months ended September 30,		Nine months ended September 30,
(Unaudited)	2010	2009	2010	2009
	$	$	$	$
Cash flows from operating activities
Net loss	(10,147)	(11,288)	(20,477)	(36,756)
Items not affecting cash and cash equivalents
Depreciation and amortization	602	935	1,854	2,697
Stock-based compensation costs	401	64	689	188
Employee future benefits	216	117	699	135
Amortization of deferred charges and other long-term assets	10	274	108	1,828
Amortization of deferred revenues	(1,438)	(3,122)	(4,392)	(7,850)
Foreign exchange loss (gain) on items denominated in foreign currencies	4,077	1,518	(426)	1,568
Amortization of prepaid expenses and other non-cash items	748	2,305	3,798	11,410
Loss on disposal of property, plant and equipment	28	—	28	—
Changes in operating assets and liabilities (note 5)	(396)	(3,923)	(4,623)	12,796
Net cash used in operating activities	(5,899)	(13,120)	(22,742)	(13,984)

Cash flows from financing activities
Proceeds from issuance of common shares and warrants, net of cash transaction costs of $2,098 (note 7) in 2010 and $834 in 2009	—	(26)	24,988	9,166
Proceeds from the exercise of warrants (note 8)	—	—	146	—
Proceeds from the exercise of stock options (note 8)	8	—	19	—
Repayment of long-term payable	(32)	(27)	(59)	(51)
Net cash (used in) provided by financing activities	(24)	(53)	25,094	9,115

Cash flows from investing activities
Increase in restricted cash	—	(866)	—	(866)
Purchases of property, plant and equipment	(2)	(398)	(31)	(467)
Disposals of property, plant and equipment	32	2	32	6
Purchases of amortizable intangible assets	—	—	—	(280)
Net cash provided by (used in) investing activities	30	(1,262)	1	(1,607)
Effect of exchange rate changes on cash and cash equivalents	448	669	(587)	301
Net change in cash and cash equivalents	(5,445)	(13,766)	1,766	(6,175)
Cash and cash equivalents — Beginning of period	45,311	56,817	38,100	49,226
Cash and cash equivalents — End of period	39,866	43,051	39,866	43,051

Cash and cash equivalents components:
Cash	14,811	38,051	14,811	38,051
Cash equivalents	25,055	5,000	25,055	5,000
	39,866	43,051	39,866	43,051

The accompanying notes are an integral part of these interim consolidated financial statements.

5

Aeterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

As at September 30, 2010 and for the three-month and nine-month periods ended September 30, 2010 and 2009

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

1                                         Basis of presentation, use of estimates and evaluation of going concern

The accompanying interim consolidated financial statements of Aeterna Zentaris Inc. (“the Company”) as at September 30, 2010 and for the three-month and nine-month periods ended September 30, 2010 and 2009 are unaudited. They have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) for interim financial information, which differ in certain respects from consolidated financial statements prepared in accordance with United States generally accepted accounting principles (“US GAAP”). The recognition, measurement and disclosure differences between Canadian GAAP and US GAAP, as they relate to the Company, are described in note 11. The unaudited interim consolidated financial statements reflect all adjustments which, in the opinion of the Company’s management, are necessary for a fair statement of the results of operations, financial position and cash flows for the interim periods presented. All such adjustments are of a normal recurring nature.

The accompanying unaudited interim consolidated financial statements comply with generally accepted accounting principles applicable to interim financial statements and have been prepared on a basis consistent with the Company’s annual consolidated financial statements as at and for the year ended December 31, 2009.

These unaudited interim consolidated financial statements do not include all of the disclosures applicable to annual consolidated financial statements. A full description of the Company’s accounting policies can be found in the Company’s consolidated financial statements as at and for the year ended December 31, 2009. While management believes that the disclosures presented are adequate and highlight all material changes during the quarter and year-to-date periods, these unaudited interim consolidated financial statements should be read in conjunction with the most recent annual consolidated financial statements.

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Those estimates and assumptions also affect the disclosure of contingencies at the date of the financial statements as well as the reported amounts of revenues and expenses during the reported periods. Significant estimates and judgments are generally made in connection with the calculation of revenues, research and development expenses, stock-based compensation costs, as well as in determining the allowance for doubtful accounts, inventory and provisions for obsolete inventory, future income tax assets and liabilities, the estimated useful lives of property, plant and equipment and intangible assets with finite lives, the valuation of intangible assets and goodwill, the fair value of stock options and warrants granted, employee future benefits and certain other accrued liabilities. The Company bases its estimates on historical experience, where relevant, and on various other assumptions that management believes to be reasonable under the circumstances. Actual results could differ from those estimates.

Evaluation of going concern, results of operations and management’s plans:

Management is required to make an assessment of the Company’s ability to continue as a going concern and takes into account all available information about the future, which is at least, but is not limited to, 12 months from the balance sheet date. Disclosure is required of material uncertainties related to events or conditions that may cast significant doubt upon the Company’s ability to continue as a going concern. Management’s assessment took into account current cash levels, the completion of the registered direct offerings discussed in note 7, as well as the Company’s strategic plan and corresponding budgets for 2010 and forecasts for 2011 and 2012. As a result of this assessment, management believes that the Company has sufficient financial resources to fund planned expenditures and other working capital needs for at least, but not limited to, the 12-month period following the balance sheet date.

6

Aeterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

As at September 30, 2010 and for the three-month and nine-month periods ended September 30, 2010 and 2009

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

2                                         New accounting standards and pronouncements

Not yet adopted

In December 2009, the Emerging Issues Committee (“EIC”) of the Canadian Institute of Chartered Accountants (“CICA”) issued abstract EIC-175, “Multiple Deliverable Revenue Arrangements” (“EIC-175”), which requires a vendor to allocate arrangement consideration at the inception of an arrangement to all deliverables using the relative selling price method. EIC-175 also changes the level of evidence of the standalone selling price required to separate deliverables when more objective evidence of the selling price is not available. Given the requirement to use the relative selling price method of allocating arrangement consideration, EIC-175 prohibits the use of the residual method. EIC-175 may be applied prospectively and is applicable to revenue arrangements with multiple deliverables entered into or materially modified in the first annual fiscal period beginning on or after January 1, 2011, with early adoption permitted. The Company is currently evaluating the impact, if any, that this guidance may have on its consolidated financial statements.

3                                         Inventory

	As at September 30,	As at December 31,
	2010	2009
	$	$
Raw materials	2,091	2,998
Work in progress	1,961	1,417

	4,052	4,415

4                                         Intangible assets and goodwill

The change in the net book value of intangible assets is summarized below.

$
Cost as at December 31, 2009	41,715
Impact of foreign exchange rate changes	(1,931)
Cost as at September 30, 2010	39,784
Accumulated amortization as at December 31, 2009	(24,681)
Amortization expense	(1,110)
Impact of foreign exchange rate changes	1,105
Accumulated amortization as at September 30, 2010	(24,686)

Net book value as at September 30, 2010	15,098

7

Aeterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

As at September 30, 2010 and for the three-month and nine-month periods ended September 30, 2010 and 2009

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

The change in carrying value of goodwill is as follows:

$
Balance as at December 31, 2009	10,246
Impact of foreign exchange rate changes	(474)

Balance as at September 30, 2010	9,772

5                                         Supplemental disclosure of cash flow information

	Three months ended September 30,		Nine months ended September 30,
	2010	2009	2010	2009
	$	$	$	$
Changes in operating assets and liabilities
Accounts receivable	2,605	726	1,209	878
Inventory	119	451	228	281
Prepaid expenses and other current assets	(643)	(660)	(2,188)	(11,553)
Deferred charges and other long-term assets	21	—	(120)	(3,000)
Accounts payable and accrued liabilities	(1,929)	(4,440)	(2,852)	(3,781)
Deferred revenues	—	—	—	30,000
Income taxes	(569)	—	(900)	(29)
	(396)	(3,923)	(4,623)	12,796

6                                         Employee future benefits

The Company’s subsidiary in Germany provides unfunded defined benefit pension plans and unfunded postemployment benefit plans for some groups of employees. Provisions for pension obligations are established for benefits payable in the form of retirement, disability and surviving dependent pensions.

For the three-month and nine-month periods ended September 30, 2010, total defined benefit pension expenses amounted to approximately $262,000 and $811,000, respectively ($197,600 and $577,100, respectively, for the same periods in 2009). During the three-month and nine-month periods ended September 30, 2010, total expenses related to other defined benefit plans amounted to approximately $57,000 and $190,000, respectively ($69,500 and $246,700, respectively, for the same periods in 2009).

8

Aeterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

As at September 30, 2010 and for the three-month and nine-month periods ended September 30, 2010 and 2009

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

7                                         Registered direct offerings

On April 20, 2010, the Company completed a registered direct offering of 11,111,111 units, with each unit consisting of one common share and a warrant to purchase 0.40 of a common share, at a price of $1.35 per unit (the “April 2010 Offering”).

Total proceeds raised upon completion of the April 2010 Offering amounted to $15,000,000, less cash transaction costs of approximately $1,315,000. The securities described above were offered by the Company pursuant to a shelf prospectus dated March 12, 2010 and a prospectus supplement dated April 15, 2010.

The Company granted warrants (the “April 2010 Investor Warrants”) to the investors who participated in the April 2010 Offering. Each April 2010 Investor Warrant entitles the holder to purchase 0.40 of a common share at an exercise price of $1.50 per share. The April 2010 Investor Warrants are exercisable between October 20, 2010 and October 20, 2015, and, upon complete exercise, would result in the issuance of an aggregate of 4,444,444 common shares.

The Company estimated the fair value attributable to the April 2010 Investor Warrants of $3,639,815 as of the date of grant by applying the Black-Scholes pricing model, to which the following additional assumptions were applied: a risk-free annual interest rate of 2.56%, expected volatility of 87.3%, an expected term of 5 years, a dividend yield of 0.0% and an issue-date market share price of $1.24. Transaction costs allocated to the April 2010 Investor Warrants amounted to approximately $309,000.

The April 2010 Investor Warrants may be exercised, at the option of the holder, by cash payment of the exercise price or, upon the existence of certain conditions, by “cashless exercise”, which means that in lieu of paying the aggregate exercise price for the shares being purchased upon exercise of the warrants in cash, the holder would receive the number of shares underlying the warrants equal to the quotient obtained by applying a formula, as defined by the terms of each April 2010 Investor Warrant. The Company will not receive additional proceeds to the extent that these warrants are exercised by cashless exercise.

The exercise price and number of common shares issuable on exercise of the April 2010 Investor Warrants may be adjusted in certain circumstances, including stock dividends or splits, subsequent rights offerings, pro-rata distributions and pursuant to transactions involving the merger or consolidation of the Company with another entity or other Fundamental Transaction, as defined in the warrant.

Additionally, and notwithstanding anything to the contrary, in the event of any type of Fundamental Transaction, as defined in the warrant, the Company or any successor entity shall, at the Company’s option, have the right to require the holders thereof to exercise the April 2010 Investor Warrants, or, at the holder’s option, purchase the April 2010 Investor Warrants from the holders by paying the holders an amount of cash equivalent to the Black-Scholes value, as defined, of the remaining unexercised portion of the Investor warrant on the date of the consummation of an aforementioned Fundamental Transaction.

On June 21, 2010, the Company completed a second registered direct offering of 8,805,964 units, with each unit consisting of one common share and a warrant to purchase 0.50 of a common share, at a price of $1.3725 per unit (the “June 2010 Offering”).

9

Aeterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

As at September 30, 2010 and for the three-month and nine-month periods ended September 30, 2010 and 2009

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Total proceeds raised upon completion of the June 2010 Offering amounted to $12,086,186, less cash transaction costs of approximately $783,000. The securities described above were offered by the Company pursuant to a shelf prospectus dated March 12, 2010 and a prospectus supplement dated June 15, 2010.

The Company granted warrants (the “June 2010 Investor Warrants”) to the investors who participated in the June 2010 Offering. Each June 2010 Investor Warrant entitles the holder to purchase a common share at an exercise price of $1.3725 per share. The June 2010 Investor Warrants are exercisable between June 21, 2010 and June 21, 2015, and, upon complete exercise, would result in the issuance of an aggregate of 4,402,982 common shares.

The Company estimated the fair value attributable to the June 2010 Investor Warrants of $3,502,572 as of the date of grant by applying the Black-Scholes pricing model, to which the following additional assumptions were applied: a risk-free annual interest rate of 2.05%, expected volatility of 89.3%, an expected term of 5 years, a dividend yield of 0.0% and an issue-date market share price of $1.18. Transaction costs allocated to the June 2010 Investor Warrants amounted to approximately $223,000.

The June 2010 Investor Warrants may be exercised, at the option of the holder, by cash payment of the exercise price or, upon the existence of certain conditions, by “cashless exercise”, as defined and discussed above. The Company will not receive additional proceeds to the extent that warrants are exercised by cashless exercise.

The exercise price and number of common shares issuable on exercise of the June 2010 Investor Warrants may be adjusted in certain circumstances, including stock dividends or splits, subsequent rights offerings, pro-rata distributions and pursuant to transactions involving the merger or consolidation of the Company with another entity or other Fundamental Transaction, as defined in the warrant.

Additionally, and notwithstanding anything to the contrary, in the event of any type of Fundamental Transaction, as defined in the warrant, the Company or any successor entity shall, at the Company’s option, have the right to require the holders thereof to exercise their June 2010 Investor Warrants, or, at the holder’s option, purchase the June 2010 Investor Warrants from the holders by paying the holders an amount of cash equivalent to the Black-Scholes value, as defined, of the remaining unexercised portion of the June 2010 Investor Warrant on the date of the consummation of an aforementioned Fundamental Transaction.

The Company also granted warrants (the “June 2010 Compensation Warrants”) to the sole placement agent (and to certain of its designated representatives) engaged in connection with the June 2010 Offering.  Each June 2010 Compensation Warrant entitles the holder to purchase a common share at an exercise price of $1.7156 per share. The June 2010 Compensation Warrants are exercisable between June 15, 2010 and June 15, 2015, and, upon complete exercise, would result in the issuance of 264,178 common shares.

The Company estimated the fair value attributable to the June 2010 Compensation Warrants of $198,609 as of the date of grant by applying the Black-Scholes pricing model, to which the following additional assumptions were applied:  a risk-free annual interest rate of 2.04%, expected volatility of 89.4%, an expected term of 5 years, a dividend yield of 0.0% and an issue-date market share price of $1.18. The initial fair value of the June 2010 Compensation Warrants has been accounted for as additional transaction costs, since the instruments were granted to the sole placement agent as part of the terms of the underlying engagement and in recognition of the efforts made in connection with the June 2010 Offering.

10

Aeterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

As at September 30, 2010 and for the three-month and nine-month periods ended September 30, 2010 and 2009

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

The terms of the June 2010 Compensation Warrants, with the exception of the exercise price and contractual period of exercise, are substantially the same as those underlying the June 2010 Investor warrants discussed above.

8                                         Stock option plan and share purchase warrants

The following tables summarize the activity under the Company’s stock option plan.

Canadian Dollar Options:

	Nine months ended September 30, 2010		Year ended December 31, 2009
	Number	Weighted average exercise price (CAN$)	Number	Weighted average exercise price (CAN$)

Balance - Beginning of period	5,920,588	2.72	4,490,759	3.28
Granted	185,000	1.44	1,448,422	0.95
Exercised	(23,767)	0.80	—	—
Forfeited	(197,866)	2.35	(15,000)	0.55
Expired	—	—	(3,593)	1.73

Balance - End of period	5,883,955	2.70	5,920,588	2.72

US Dollar (“US$”) Options:

	Nine months ended September 30, 2010		Year ended December 31, 2009
	Number	Weighted average exercise price (US$)	Number	Weighted average exercise price (US$)

Balance - Beginning of period	293,334	2.83	313,334	2.76
Forfeited	—	—	(20,000)	1.78

Balance - End of period	293,334	2.83	293,334	2.83

11

Aeterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

As at September 30, 2010 and for the three-month and nine-month periods ended September 30, 2010 and 2009

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

A summary of the activity related to the Company’s share purchase warrants is provided below.

	Nine months ended September 30, 2010		Year ended December 31, 2009
	Number	Weighted average exercise price (US$)	Number	Weighted average exercise price (US$)

Balance - Beginning of period	4,110,603	1.70	—	—
Granted	9,111,604	1.44	4,110,603	1.70
Exercised	(116,667)	1.25	—	—

Balance - End of period	13,105,540	1.53	4,110,603	1.70

9                                         Financial instruments and financial risk management

Fair value

The Company has established the following classifications for its financial instruments in accordance with CICA Handbook Section 3862 (“Section 3862”):

•                  cash and cash equivalents and restricted cash are classified under “Assets Held for Trading”;

•                  accounts receivable are classified under “Loans and Receivables”; and

•                  accounts payable and accrued liabilities, long-term payable and other long-term liability are classified under “Other Financial Liabilities”.

The carrying values of all of the aforementioned financial instruments, excluding cash and cash equivalents, which are stated at fair value, approximate their fair values due to their short-term maturity or to the prevailing interest rates of these instruments, which are comparable to those of the market.

Fair value for the Company’s financial instruments was established pursuant to the provisions of Section 3862, which establishes a hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement).  The input levels discussed in Section 3862 are:

Level 1 —

Unadjusted quoted prices in active markets for identical assets or liabilities. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 —

Quoted prices for similar assets or liabilities, quoted prices in markets that are not active or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

12

Aeterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

As at September 30, 2010 and for the three-month and nine-month periods ended September 30, 2010 and 2009

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Level 3 —	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The following table sets forth the Company’s financial assets subject to fair value measurements as at September 30, 2010:

	Level 1	Level 2	Level 3
	$	$	$

Cash	14,811	—	—
Cash equivalents	—	25,055	—
Restricted cash	—	841	—
	14,811	25,896	—

Financial risk management

Since the Company operates internationally, it is exposed to currency risks as a result of potential exchange rate fluctuations related to non-intragroup transactions. Fluctuations in the US$ and the Canadian dollar exchange rates against the euro (“EUR”) could have a potentially significant impact on the Company’s results of operations. The following variations are reasonably possible over a 12-month period:

•                  Foreign exchange rate variation of -5% (depreciation of the EUR) and +5%
(appreciation of the EUR) against the US$, from a period-end rate of EUR1 = US$1.3611.

If these variations were to occur, the impact on the Company’s net loss for each category of financial instruments held at September 30, 2010 would be as follows:

	Carrying	Balances denominated in US$
	amount	-5%	+5%
	$	$	$

Cash and cash equivalents	36,101	1,805	(1,805)
Total impact on net loss - (increase)/decrease		1,805	(1,805)

13

Aeterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

As at September 30, 2010 and for the three-month and nine-month periods ended September 30, 2010 and 2009

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

10                                  Net loss per share

The following table sets forth pertinent data relating to the computation of basic and diluted net loss per share.

	Three months ended September 30,		Nine months ended September 30,
	2010	2009	2010	2009
	$	$	$	$
Net loss	(10,147)	(11,288)	(20,477)	(36,756)
Basic weighted average number of shares outstanding	83,139,620	58,506,619	73,122,927	55,135,876
Dilutive effect of stock options	314,155	416,471	298,818	309,444

Diluted weighted average number of shares outstanding	83,453,775	58,923,090	73,421,745	55,455,320

Items excluded from the calculation of diluted net loss per share because the exercise price was greater than the average market price of the common shares or due to their anti-dilutive effect
Stock options	4,243,069	3,381,000	4,354,969	4,045,500
Warrants (number of equivalent shares)	13,105,540	2,148,936	13,105,540	2,148,936

For the three-month and nine-month periods ended September 30, 2010 and 2009, diluted net loss per share was the same as basic net loss per share, since the effect of the assumed exercise of stock options and warrants to purchase common shares is anti-dilutive. Accordingly, diluted net loss per share for these periods was calculated using the basic weighted average number of shares outstanding.

11                                  Differences between Canadian and US GAAP

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with Canadian GAAP. Significant measurement and disclosure differences as compared to US GAAP are set out in note 26 to the Company’s most recent annual consolidated financial statements. This note provides a quantitative analysis of significant differences between Canadian and US GAAP as they relate to the Company as at September 30, 2010 and for the three-month and nine-month periods ended September 30, 2010 and 2009. All disclosures required in annual financial statements under US GAAP and as per Regulation S-X of the Securities and Exchange Commission in the United States have not been provided in these unaudited interim consolidated financial statements.

14

Aeterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

As at September 30, 2010 and for the three-month and nine-month periods ended September 30, 2010 and 2009

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Reconciliation of net loss to US GAAP

	Three months ended September 30,		Nine months ended September 30,
	2010	2009	2010	2009
	$	$	$	$
Net loss for the period under Canadian GAAP	(10,147)	(11,288)	(20,477)	(36,756)

Change in warrant liability (a)	(293)	633	(2,275)	666
Amortization of in-process research and development costs (b)	103	272	315	789

Net loss for the period under US GAAP	(10,337)	(10,383)	(22,437)	(35,301)

Net loss per share
Basic and diluted	(0.12)	(0.18)	(0.31)	(0.64)

Weighted average number of shares outstanding under US GAAP (note 10)
Basic and diluted	83,139,620	58,506,619	73,122,927	55,135,876

Reconciliation of shareholders’ equity to US GAAP

The following summary sets out the significant differences between the Company’s reported shareholders’ equity under Canadian GAAP as compared to US GAAP.

	As at September 30,	As at December 31,
	2010	2009
	$	$
Shareholders’ equity in accordance with Canadian GAAP	14,791	9,226
Net impact of liability accounting for warrants (a)	(10,728)	(1,351)
In-process research and development costs (b)	(1,827)	(2,146)
Shareholders’ equity in accordance with US GAAP	2,236	5,729

Balance sheets

The following table summarizes the significant differences between relevant balance sheet items under Canadian GAAP as compared to US GAAP.

	As at September 30,		As at December 31,
	2010		2009
	As Reported	US GAAP	As Reported	US GAAP
	$	$	$	$
Warrant liability (a)	—	10,728	—	1,351
Intangible assets (b)	15,098	13,271	17,034	14,888

15

Aeterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

As at September 30, 2010 and for the three-month and nine-month periods ended September 30, 2010 and 2009

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Statements of cash flows

For the three-month and nine-month periods ended September 30, 2010, there were no significant differences between the statements of cash flows under Canadian GAAP as compared to US GAAP.

a)             Share purchase warrants

In connection with the two registered direct offerings that were completed in April and June 2010 (see note 7), as well as two registered direct offerings that were completed in June and October 2009, the Company issued warrants to purchase common shares to the institutional investors who participated in the offerings and, as part of most, but not all, of these offerings, to the sole placement agent and its designated representatives. The warrants issued to the institutional investors and to the placement agent (and its designated representatives) in June 2009 are referred to as the “June 2009 Investor Warrants” and the “June 2009 Compensation Warrants”, respectively, while the warrants issued to the institutional investors and to the placement agent (and its designated representatives) in October 2009 are referred to as the “October 2009 Investor Warrants” and the “October 2009 Compensation Warrants”, respectively.

Under Canadian GAAP, the Company has classified and is accounting for all of its outstanding common share purchase warrants as equity, on the basis that these warrants do not embody a contractual obligation on the Company to deliver cash or another financial asset to the holder of these warrants. The conditional written put option that arises upon the occurrence of a Fundamental Transaction, as defined in all outstanding warrants and including a change in control, was not considered to be probable under the CICA’s Emerging Issues Committee Abstract No. 70, Presentation of a Financial Instrument Labelled as a Share When a Future Event or Circumstance May Affect the Issuer’s Obligations. Under US GAAP, the Company has determined that the common share purchase warrants are within the scope of the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) Topic 480, Distinguishing Liabilities from Equity (“Topic 480”), and as such has classified and is accounting for these instruments as a liability. Topic 480 states that financial instruments, which contain a written put option even if that repurchase feature is conditional on a defined contingency, should be classified as a liability if such contingency ultimately could result in the transfer of assets by the issuer.

The total warrant liability would be included for US GAAP purposes within the long-term liabilities section of the consolidated balance sheet and carried at fair value. Any changes to the fair value of the warrant liability would be reflected within other income (expenses) in the consolidated statement of operations.

16

Aeterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

As at September 30, 2010 and for the three-month and nine-month periods ended September 30, 2010 and 2009

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

The table presented below shows the assumptions applied to the Black-Scholes pricing model in order to determine the fair value of warrants outstanding as at September 30, 2010.

	June 2009 Investor Warrants	June 2009 Compensation Warrants	October 2009 Investor Warrants	October 2009 Compensation Warrants	April 2010 Investor Warrants	June 2010 Investor Warrants	June 2010 Compensation Warrants
Number of equivalent shares	1,861,702	287,234	1,716,667	128,333	4,444,444	4,402,982	264,178
Market-value per share price	$1.30	$1.30	$1.30	$1.30	$1.30	$1.30	$1.30
Exercise price	$2.06	$2.35	$1.25	$1.50	$1.50	$1.37	$1.72
Risk-free annual interest rate	0.31%	0.31%	0.98%	0.44%	1.27%	1.19%	1.18%
Expected volatility	119.3%	119.3%	97.6%	119.0%	90.3%	92.3%	92.4%
Expected life (years)	1.25	1.25	4.08	2.08	5.00	4.73	4.71
Expected dividend yield	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%

The Black-Scholes valuation methodology uses “Level 2” inputs in calculating fair value, as defined in ASC Topic 820, Fair Value Measurements and Disclosures (“Topic 820”), which establishes a fair value hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). Level 2 inputs are those which are either directly or indirectly observable as of the reporting date and include financial instruments that are valued using models or other valuation methodologies, such as the Black-Scholes pricing model.

b)             Research and development costs

Under US GAAP, prior to the issuance of ASC Topic 805, Business Combinations, in-process research and development acquired in a business combination is written off at the time of acquisition. Under Canadian GAAP, in-process research and development acquired in a business combination is capitalized and amortized over its estimated useful life.

New accounting standards and pronouncements

a)             Adopted in 2010

ASC Topic 810, Consolidation (“Topic 810”)

In June 2009, the FASB amended the consolidation guidance in Topic 810 for variable interest entities. Amendments include the elimination of the exemption for qualifying special purpose entities, a new approach for determining who should consolidate a variable-interest entity and changes to when it is necessary to reassess who should consolidate a variable-interest entity. This guidance is effective for years

17

Aeterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

As at September 30, 2010 and for the three-month and nine-month periods ended September 30, 2010 and 2009

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

beginning after November 15, 2009, for interim periods within those years, and for interim and annual reporting periods thereafter. The Company adopted this guidance on January 1, 2010, and there has been no impact on the Company’s consolidated financial statements.

ASC Topic 860, Transfers and Servicing (“Topic 860”)

In June 2009, the FASB amended Topic 860 to remove the concept of a qualifying special-purpose entity and the exception from applying Topic 810 to qualifying special-purpose entities. This guidance contained in Topic 860 must be applied as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter.  Topic 860 must be applied to transfers occurring on or after the effective date. The Company adopted this guidance on January 1, 2010, and there has been no impact on the Company’s consolidated financial statements.

Accounting Standards Update (“ASU”) 2010-06, Improving Disclosures about Fair Value Measurements (“ASU 2010-06”)

The FASB recently issued ASU 2010-06 to enhance the usefulness of fair value measurements. The amended guidance requires both the disaggregation of information in certain existing disclosures, as well as the inclusion of more robust disclosures about valuation techniques and inputs to recurring and nonrecurring fair value measurements. ASU 2010-06 amends the disclosures about fair value measurements in Topic 820 and is effective for interim and annual reporting periods beginning after December 15, 2009, except for disaggregation requirements for the reconciliation disclosure of Level 3 measurements, which is effective for fiscal years beginning after December 15, 2010 and for interim periods within those years. The Company adopted this guidance on January 1, 2010, and there has been no impact on the Company’s consolidated financial statements.

b)             Future accounting changes

ASC Topic 605, Revenue Recognition (“Topic 605”)

In October 2009, the FASB amended Topic 605 to include a consensus ratified by the FASB’s Emerging Issues Task Force relating to multiple-deliverable revenue arrangements. These amendments significantly change certain guidance pertaining to revenue arrangements with multiple deliverables and modify the separation criteria of Topic 605 by eliminating the criterion for objective and reliable evidence of fair value for the undelivered products or services. The amendments also eliminate the use of the residual method of allocation and require instead that arrangement consideration be allocated at the inception of the arrangement to all deliverables based on their relative selling price. This guidance is effective for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. Management is currently evaluating the impact that this guidance may have on the Company’s consolidated financial statements.

18

Aeterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

As at September 30, 2010 and for the three-month and nine-month periods ended September 30, 2010 and 2009

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

ASU 2010-13, Compensation—Stock Compensation (“ASU 2010-13”)

ASU 2010-13, issued in April 2010, addresses the classification of a share-based payment award with an exercise price denominated in the currency of a market in which the underlying equity security trades.  Topic 718, Compensation—Stock Compensation, is amended to clarify that a share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades shall not be considered to contain a market, performance, or service condition.  Therefore, such an award is not to be classified as a liability if it otherwise qualifies as equity classification.  The amendments in ASU 2010-13 are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. The Company does not expect that this guidance will have any impact on its consolidated financial statements.

ASU 2010-17, Revenue Recognition—Milestone Method (“ASU 2010-17”)

ASU 2010-17, issued in April 2010, provides guidance on defining a milestone under Topic 605 and determining when it may be appropriate to apply the milestone method of revenue recognition for research or development transactions.  Consideration that is contingent on achievement of a milestone in its entirety may be recognized as revenue in the period in which the milestone is achieved only if the milestone is judged to meet certain criteria to be considered substantive.  The amendments in ASU 2010-17 are effective on a prospective basis for milestones achieved in fiscal years, and interim periods within those years, beginning on or after June 15, 2010. Early adoption is permitted. The Company is currently evaluating the impact, if any, that this guidance will have on its consolidated financial statements.

19